Exhibit 12(c)2

GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges plus preferred and preference dividend requirements for the five years ended December 31, 2010 and the year to date September 30, 2011

											Nine
											Months
											Ended
	Year ended December 31,										September 30,
		2006		2007		2008		2009		2010		2011
	-----------------------------------Millions of Dollars-----------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes		$1,228		$1,254		$1,402		$1,236		$1,414		$1,626
Distributed income of equity investees		6		2		4		0		3		6
Interest expense, net of amounts capitalized		318		344		346		386		375		257
Interest component of rental expense		11		10		17		22		43		45
AFUDC - Debt funds		12		29		40		40		54		26
Earnings as defined		$1,575		$1,639		$1,809		$1,684		$1,889		$1,960

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$216		$269		$324		$371		$377		$274
Interest on affiliated loans		87		66		22		13		13		9
Interest on interim obligations		0		9		3		1		0		0
Amort of debt disc, premium and expense, net		17		18		20		20		21		17
Other interest charges		10		11		16		20		19		(17)
Interest component of rental expense		11		10		18		22		42		45
Fixed charges as defined		341		383		403		447		472		328
Tax deductible preferred dividends		0		0		0		0		0		0
		341		383		403		447		472		328
Non-tax deductible preferred and preference dividends		5		6		17		17		17		13
Ratio of net income before taxes to net income	x	1.563	x	1.481	x	1.530	x	1.493	x	1.468	x	1.557
Preferred and preference dividend requirements before income taxes		8		9		26		26		26		20
Fixed charges plus preferred and preference dividend requirements		$349		$392		$429		$473		$498		$348

RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERRED
AND PREFERENCE DIVIDEND REQUIREMENTS		4.51		4.19		4.21		3.56		3.80		5.63